FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES COURT EXTENSION OF CREDITORS PROTECTION

Didsbury, Alberta – Friday, May 29, 2009 – JED Oil Inc. (OTCBB: JEDOF) (“JED” or the “Company”) today announced that the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) ordered the “Stay Period” under JED’s initial order for its creditor protection status under the Companies’ Creditors Protection Act (Canada) (the “CCAA”) extended from May 27, 2009 to June 17, 2009. The Court also granted JED the authority to pay in full the creditors holding valid builders liens on assets of the Company which were filed prior to the date of the security filed by the holders of JED’s outstanding Convertible Notes, and adjourned consideration of a motion by NEO Exploration Inc. and Ptarmigan Lands LP, to exclude certain lands purchased from JED from the purchase and rule on the effect of an audit by the Province of Alberta on JED’s gas cost allowance for the years 2005 through 2008, but declined the motion to put a hold on the purchase price of the assets, which are currently being held in trust.  JED intends to vigorously defend the claims by Neo and Ptarmigan.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the U.S. Securities and Exchange Commission (the “SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

JED Oil Inc.

Richard Carmichael, CFO

(403) 335-2111

Marcia Johnston, Secretary

(403) 875-4248

www.jedoil.com